February 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner Mary Mast Ada D. Sarmento Mary Beth Breslin

Re:	Sana Biotechnology, Inc.

Registration Statement on Form S-1 (File No. 333-252061)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between January 28, 2021 and the date hereof, approximately 3,790 copies of the Preliminary Prospectus dated January 28, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Wednesday, February 3, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Mairin Rooney
Name: Mairin Rooney
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By:	BofA Securities, Inc.

By:	/s/ Charles Newton
Name: Charles Newton
Title: Managing Director